SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Westin Hotels Limited Partnership

(Name of Subject Company)

Westin Hotels Limited Partnership

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

960 377 109

(CUSIP Number of Class Securities)

Thomas Smith

Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon

Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on behalf of the Person(s) Filing Statement)

     This Amendment No. 3 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2003 by Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), relating to the tender offer by WHLP Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on November 4, 2003 by Purchaser and Starwood, as amended by Amendment No. 1 to the Schedule TO filed on November 24, 2003, Amendment No. 2 to the Schedule TO filed on November 25, 2003, Amendment No. 3 to the Schedule TO filed on December 5, 2003, Amendment No. 4 to the Schedule TO filed on December 12, 2003, Amendment No. 5 to the Schedule TO filed on December 22, 2003, Amendment No. 6 to the Schedule TO filed on December 24, 2003, Amendment No. 7 to the Schedule TO filed on January 6, 2004, Amendment No. 8 filed on January 23, 2004 and Amendment No. 9 filed on January 30, 2004 (collectively, the “Schedule TO”), to purchase all the outstanding units of limited partnership interest (the “Units”) of the Partnership at a price of $735 per Unit, in cash, reduced by the amount of distributions per Unit, if any, made by the Partnership on or after January 1, 2004 until the date on which Purchaser purchases the Units tendered pursuant to the offer (the “Offer Price”). Terms not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 2.     Identity and Background of Filing Person.

      Item 2 is hereby amended and supplemented as follows:

(a) Name and Address of Person Filing this Statement.

      The name, business address and business telephone number of the Partnership, which is the person filing this Statement, are set forth in Item 1.

(b) Tender Offer of the Bidder.

      This Statement relates to the tender offer by Purchaser and Starwood, as disclosed in the Schedule TO filed with the SEC.

      According to the Schedule TO, Purchaser is offering to purchase all of the issued and outstanding Units, at the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2003, as amended and supplemented to the date hereof (the “Offer to Purchase”), and in the related Agreement of Assignment and Transfer and accompanying documents (which together constitute the “Offer”). According to Amendment No. 8 to the Schedule TO, as of January 21, 2004, a total of approximately 27,570 Units (representing approximately 20.33% of the 135,600 outstanding Units) had been validly tendered and not withdrawn pursuant to the Offer.

      According to the Schedule TO, in connection with the Offer, Purchaser is soliciting the written consent (the “Consent Solicitation”) of the limited partners (the “Limited Partners”) of the Partnership to the following proposals (collectively, the “Proposals”) set forth in the Offer to Purchase:

(i) A proposal to allow Purchaser to submit on behalf of the Limited Partners amendments to the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of December 31, 1986, as amended (the “Partnership Agreement”), that would, if adopted:

•	add the defined term “Qualified Tender Offer,” which is defined as “an offer to purchase all Units for cash in which the offeror publicly discloses that it intends to consummate a Qualified Merger following the completion of such offer if, following the completion of the offer, the offeror owns a majority of the Units,” to Article 1 of the Partnership Agreement;

•	add the defined term “Qualified Merger,” which is defined as “any merger of the Partnership following a Qualified Tender Offer in which the other party is the offeror or its affiliate and the consideration paid in the merger is the same as the consideration offered in the Qualified Tender Offer,” to Article 1 of the Partnership Agreement;

•	render the transfer restrictions contained in Article 11 of the Partnership Agreement inapplicable to the transfers in connection with Qualified Tender Offers and Qualified Mergers, including the Offer and the merger between Purchaser or one of its affiliates and the Partnership (the “Merger”);

•	prohibit the General Partner from suspending the transfer of Units in connection with Qualified Tender Offers or Qualified Mergers, including the Offer and the Merger;

•	prohibit the General Partner from imposing any other transfer restrictions not set forth in the Partnership Agreement on transfers of Units made in connection with any Qualified Tender Offer or Qualified Merger;

•	require the Partnership to immediately: (i) recognize transfers following these types of transactions, rather than waiting until the end of a calendar quarter as currently mandated under the Partnership Agreement and (ii) deem the transferee in such transactions a Substituted Limited Partner as defined in the Partnership Agreement; and

•	permit the Merger or any other Qualified Merger (as defined in the Schedule TO) to be consummated upon the approval of Limited Partners who collectively hold more than 50% of the Units, without the approval by any general partner of the Partnership;

(ii) A proposal to adopt the foregoing amendments (the “Amendments”) to the Partnership Agreement following their submission for approval by the Limited Partners; and

(iii) A proposal to approve the Merger and the merger agreement included as an exhibit to the Offer to Purchase (the “Merger Agreement”) and to effect the Merger upon adoption of the Amendments.

      Based on information in the Schedule TO, the business address of Purchaser and Starwood is 1111 Westchester Avenue, White Plains, NY 10604 and their telephone number is (914) 640-8100.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

      Item 3 is hereby amended and supplemented as follows:

      Except as described below or referred to herein, to the best knowledge of the Partnership, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between (i) the Partnership or its affiliates and Westin Realty Corp., a Delaware corporation (the “General Partner”), the general partner of the Partnership or any of its executive officers, directors or affiliates; (ii) the Partnership or its affiliates and Purchaser, Starwood or any of their executive officers, directors or affiliates; or (iii) the General Partner or its affiliates and Purchaser, Starwood or any of their executive officers, directors or affiliates.

      The Partnership is the sole limited partner of The Westin Chicago Limited Partnership, a Delaware limited partnership (the “Hotel Partnership”), which owns The Westin Michigan Avenue in Chicago, Illinois (the “Michigan Avenue”). 909 North Michigan Avenue Corporation, a Delaware corporation (the “Hotel General Partner”), is the sole general partner of the Hotel Partnership. The General Partner and the Hotel General Partner are subsidiaries of Starwood. Accordingly, the General Partner, the Hotel General Partner, Purchaser and Starwood are affiliates. Certain transactions, arrangements and agreements among these affiliated entities are summarized below.

      (a) The General Partner’s officers and directors and the officers and directors of the Hotel Partnership are full-time senior or executive-level employees of Starwood. In addition, the Michigan Avenue is managed by the Hotel General Partner, a wholly owned subsidiary of Starwood. All the activities of the General Partner and the Hotel General Partner are carried out by Starwood employees, since neither the General Partner nor the Hotel General Partner has any employees of its own.

      The directors and officers of the General Partner, in their capacities as Starwood employees and directors and officers of a wholly owned subsidiary of Starwood, owe fiduciary duties to Starwood in its capacity as the sole stockholder of the General Partner. The directors and officers of the General Partner and the General Partner, however, also have fiduciary duties to the Partnership and the Limited Partners that may conflict with their fiduciary duties to Starwood.

      Although they are not members of the Board of Directors of the General Partner (the “GP Board”), the Chief Financial Officer, the General Counsel and the President of the Real Estate Group of Starwood each hold positions with the General Partner and the Hotel General Partner. The former Chief Financial Officer of Starwood was a member of the GP Board until October 19, 2001.

      Each director and the President of the General Partner is a full-time, senior or executive-level employee of Starwood. Each has received salary and bonuses from Starwood in amounts commensurate with his level of skill and experience and comparable to similarly situated employees in the industry. Each has received grants of options and restricted stock of Starwood in each of the past two years and is also eligible to participate in Starwood’s benefit plans.

      (b) Pursuant to the Partnership Agreement, the General Partner is generally allocated 1% of the Partnership’s taxable income and taxable loss. In addition, the Hotel General Partner, an affiliate of the General Partner, is generally allocated 1% of the Hotel Partnership’s taxable income and taxable loss.

      (c) In conjunction with the restructuring of the Partnership’s mortgage loan secured by the Westin St. Francis Hotel and the Michigan Avenue in 1994, the General Partner loaned the Partnership $25 million to fund capital improvements to the Michigan Avenue and the Westin St. Francis Hotel, of which $5 million was contributed to the Hotel Partnership for capital improvements for the Michigan Avenue. This loan (the “Subordinated Loan”) is subordinate to the Partnership’s current mortgage loan. The annual interest rate on the Subordinated Loan is the prime rate quoted from time to time by Bank of America, plus 1%. The portion of the loan attributable to the Westin St. Francis Hotel was repaid upon the sale of the Westin St. Francis Hotel. At December 31, 2003, the outstanding balance on the Subordinated Loan totaled $10,950,000 (including $5,950,000 of accrued interest). The Subordinated Loan (both principal and interest) will be payable in full from the net proceeds of a refinancing or a sale of the Michigan Avenue in accordance with the Partnership Agreement. Interest expense on this loan was $546,000 in the year ended December 31, 2003, and $572,000 and $734,000 in the years ended December 31, 2002 and December 31, 2001, respectively. Principal payments on the Subordinated Loan are due on the fifteenth anniversary of each advance with the first payment due in June 2009.

      (d) The Michigan Avenue is operated as part of the Westin international system of hotels pursuant to a management agreement (the “Management Agreement”) initially entered into on August 21, 1986 among the General Partner, the Partnership, the Hotel General Partner, the Hotel Partnership, as the owner of the Michigan Avenue, and the Westin Hotel Company, as hotel manager. When Starwood acquired the Westin Hotel Company in 1998, the Westin Hotel Company was merged into one of Starwood’s affiliates and the Westin Hotel Company assigned the Management Agreement to the Hotel General Partner. The Management Agreement does not terminate until 2026 without the consent of all parties, absent a breach or a default by a party or the occurrence of certain extraordinary events specified in the agreement, which generally relate to the bankruptcy or insolvency of the Partnership or the Hotel General Partner.

      The Management Agreement provides for a base management fee equal to 3.5% of annual gross revenues of the Michigan Avenue payable by the Hotel Partnership to the hotel manager out of cash flow from the operations of the Michigan Avenue. This fee is payable prior to the distribution of cash to the partners of the Hotel Partnership, including the Partnership as the sole Limited Partner of the Hotel Partnership. Base management fees earned by the Hotel General Partner were approximately $1,581,000 in the year ended December 31, 2003, and $1,426,000 and $1,467,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      The Management Agreement also provides for an incentive management fee, which is currently equal to 20% of the net operating cash flow (as defined in the management agreement) of the Partnership. Payment of the incentive management fee in any year depends on the amount of distributable net cash flow of the Partnership and is subordinated to the payment to the Limited Partners of a preferred distribution of cash flow. Unpaid incentive management fees are deferred and do not accrue interest. Incentive management fees totaled approximately $3,148,000 in the year ended December 31, 2003, and $2,700,000 and $2,507,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      Incentive management fee payments are subordinate to the Unitholders’ receipt of certain preferential returns. The 2002 incentive management fees and approximately $752,000 of previous years’ incentive management fees were paid in the first quarter of 2003. At December 31, 2003, all current and deferred incentive management fees with respect to the Partnership were $9,585,000. Deferred incentive management fees are payable from the proceeds of a sale or refinancing of the Michigan Avenue or from available net cash flow, as defined in the Partnership Agreement.

      (e) In accordance with the Partnership Agreement, the Partnership reimburses the General Partner for expenses in connection with management and administration of the Partnership. These reimbursements totaled approximately $1,200,000 in the year ended December 31, 2003, and $467,000 and $725,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      (f) The Hotel Partnership paid marketing fees to Starwood and its affiliates totaling approximately $677,000 in the year ended December 31, 2003, and $611,000 and $629,000 in the years ended December 31, 2002 and December 31, 2001, respectively. Additionally, the Partnership paid Starwood affiliates approximately $1,856,000 and $1,852,000 in the years ended December 31, 2002 and December 31, 2001, respectively, for services provided by Starwood affiliates primarily in connection with systems support, reservations, advertising, property and workers’ compensation insurance which payments include premiums paid to Westel Insurance Company, a wholly owned subsidiary of Starwood.

      (g) In June 2000, the Michigan Avenue transferred the operations of its restaurant, The Grill on the Alley, to Grill Concepts of California (“Grill Concepts”). Starwood made an equity investment in Grill Concepts in the third quarter of 2001 and currently owns 27.4% of the outstanding common stock of Grill Concepts and has rights to acquire additional shares of Grill Concepts pursuant to a subscription agreement. An employee of Starwood also serves on the Board of Directors of Grill Concepts. Grill Concepts operates The Grill on the Alley pursuant to a ten-year operating lease which expires in 2008. Rental revenues to the Partnership from Grill Concepts under the operating lease for the restaurant were $289,000 in the year ended December 31, 2003, and $238,000 and $242,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      (h) The Chairman and Chief Executive Officer of Starwood indirectly beneficially owns 259 Units.

Item 4.     The Solicitation or Recommendation.

      Item 4 is hereby amended and supplemented as follows:

      (a) Solicitation or Recommendation. The General Partner is not expressing an opinion, nor making a recommendation, and is remaining neutral with respect to the Offer.

      (b) Reasons. The General Partner believes that each Limited Partner must make his, her or its own decision about whether to accept or reject the Offer based on all available information, including the factors described below, the other information contained or incorporated by reference in this Statement and the Partnership’s publicly available information.

      (i) As set forth in Item 3, the directors and officers of the General Partner owe fiduciary duties both to the Partnership and the Limited Partners and to Starwood in its capacity as sole stockholder of the General Partner. Accordingly, the directors and officers of the General Partner may have a conflict of interest with respect to the Offer and the Consent Solicitation and may not be considered independent of Purchaser and Starwood. These conflicting fiduciary duties may prevent the General Partner from being able to evaluate objectively the Offer and may cause the General Partner to take actions (or refrain from taking actions) and to make decisions in connection with the Offer that may not be in the best interests of the Limited Partners.

      Starwood and the General Partner have implemented an information screen intended to prevent the unintended exchange of information between Starwood, its financial advisors and its legal counsel, on the one hand, and the GP Board, its financial advisors and its legal counsel, on the other hand, regarding offers for Units, including the Offer and the Consent Solicitation. The members of the GP Board and all Starwood employees who perform managerial duties for the Michigan Avenue have been excluded from Starwood’s consideration of any aspect of the Offer and the Consent Solicitation. Some of the officers of the General Partner have participated in the consideration of the Offer on Starwood’s behalf, but have not participated in any respect in the General Partner’s consideration of the Offer or any other tender offer for Units. In addition, the GP Board obtained the advice of independent Delaware counsel, Potter Anderson & Corroon LLP, in considering its response to the Offer.

      Purchaser and Starwood have not negotiated the terms of the Offer or the Consent Solicitation with the General Partner and Purchaser and Starwood have not requested that the General Partner approve the Offer or the Consent Solicitation.

      (ii) The Partnership engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to render an opinion as to the fairness, from a financial point of view, to the Limited Partners of the Offer. At the February 3, 2004 meeting of the GP Board, Houlihan Lokey delivered its written opinion (the “Opinion”) to the effect that, as of the date of such Opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the Offer is fair to a Limited Partner from a financial point of view. The full text of the Opinion, setting forth the scope of the review undertaken by Houlihan Lokey in arriving at the Opinion, is attached hereto as Exhibit (e)(1) and is incorporated herein by reference. A summary of the financial analyses Houlihan Lokey conducted in rendering the Opinion is attached hereto as Exhibit (e)(2) and incorporated herein by reference. Limited Partners are urged to, and should, read the Opinion carefully and in its entirety. The Opinion was provided for the information and assistance of the GP Board in connection with its consideration of the Offer. The Opinion addresses only the fairness from a financial point of view of the consideration to be received by the Limited Partners in the Offer and does not constitute a recommendation to any Limited Partner as to whether to tender or not tender Units in the Offer. Furthermore, Houlihan Lokey has assumed, among other things, that the Offer is fully subscribed and, accordingly, the Opinion does not address the fairness from a financial point of view to Limited Partners who continue to hold Units after the Offer is consummated.

      On December 26, 2003, in connection with the amended unsolicited tender offer made by Purchaser to purchase all the Units at a purchase price of $700 per Unit, less the amount of any cash distribution made or declared on or after December 22, 2003 (the “December Starwood Offer”), Houlihan Lokey delivered its written opinion (the “December Starwood Opinion”) to the GP Board, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the December Starwood Offer was fair to a Limited Partner, from a financial point of view. The December Starwood Opinion was filed as an exhibit to Amendment No. 2 to the Schedule 14D-9, filed with the SEC on December 29, 2003.

      On November 18, 2003, in connection with the initial unsolicited tender offer made by Purchaser to purchase all the Units at a purchase price of $625 per Unit, less the amount of any cash distribution made or declared on or after October 1, 2003 (the “November Starwood Offer” and, together with the Offer and the December Starwood Offer, the “Starwood Offers”), Houlihan Lokey delivered its written opinion (the “November Starwood Opinion” and, together with the Opinion and the December Starwood Opinion, the “Starwood Opinions”) to the GP Board, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the November Starwood Offer was not fair to a Limited Partner, from a financial point of view. The November Starwood Opinion was filed as an exhibit to the Schedule 14D-9 filed with the SEC on November 18, 2003.

      On January 20, 2004, in connection with the third unsolicited tender offer by Kalmia Investors LLC and its related investors (collectively, “Kalmia”) commenced on January 8, 2004 to purchase up to 117,025 Units at a purchase price of $725 per Unit, less the amount of any cash distributions made or declared on or after December 31, 2003 (the “January Kalmia Offer”), Houlihan Lokey delivered its written opinion (the “January Kalmia Opinion”) to the GP Board, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the January Kalmia Offer was fair to a Limited Partner, from a financial point of view. The January Kalmia Opinion was filed as an exhibit to the Partnership’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on January 20, 2004.

      On October 15, 2003, in connection with Kalmia’s second unsolicited tender offer which was commenced on October 6, 2003 to purchase up to 73,250 Units at a purchase price of $550 per Unit, less the amount of any cash distributions made or declared on or after October 1, 2003 (the “October Kalmia Offer”), Houlihan Lokey delivered its written opinion (the “October Kalmia Opinion”) to the GP Board, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the October Kalmia Offer was not fair to a Limited Partner, from a financial point of view. The October Kalmia Opinion was filed as an exhibit to the Partnership’s Amendment No. 1 to Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on October 27, 2003.

      In connection with Kalmia’s first unsolicited tender offer commenced on July 24, 2003 to purchase up to 79,917 Units, at a purchase price of $550 per Unit, less the amount of any cash distributions made or declared on or after July 7, 2003 with respect to that Unit (the “July Kalmia Offer” and, together with the January Kalmia Offer and October Kalmia Offer, the “Kalmia Offers”), Houlihan Lokey delivered its written opinion dated August 1, 2003 (the “July Kalmia Opinion” and, together with the January Kalmia Opinion and October Kalmia Opinion, the “Kalmia Opinions”) to the GP Board with respect to the July Kalmia Offer. In the July Kalmia Opinion, Houlihan Lokey specified that, as of the date of such opinion, and based upon and subject to the considerations and limitations described therein, the consideration to be received by the Limited Partners in connection with the July Kalmia Offer was not fair to a Limited Partner from a financial point of view. The July Kalmia Opinion was filed as an exhibit to the Partnership’s Amendment No. 1 to Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on August 6, 2003.

      On July 18, 2003, in connection with the unsolicited tender offer by Windy City Investments LLC and its related investors (collectively, “Windy City”) commenced on July 7, 2003 to purchase up to 20,340 Units at a purchase price of $525 per Unit, reduced by (a) the $50 transfer fee charged by the Partnership for each transfer and (b) the amount of any cash distributions made or declared on or after July 7, 2003, with interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment (the “Windy City Offer”), Houlihan Lokey delivered its written opinion (the “Windy City Opinion”) to the GP Board to the effect that, as of the date of such opinion, and based upon and subject to the considerations and limitations described therein, the consideration to be received by the Limited Partners in connection with the Windy City Offer was fair to a Limited Partner from a financial point of view. The Windy City Opinion was filed as an exhibit to the Partnership’s Solicitation / Recommendation Statement on Schedule 14D-9 filed with the SEC on July 27, 2003 relating to the Windy City Offer.

      Limited Partners should note that Windy City offered to purchase up to only 20,340 Units of the Partnership (representing approximately 15.0% of the Units outstanding for a total ownership of approximately 18.1% of the Units outstanding), as compared to the offer to purchase all of the outstanding Units in each of the Starwood Offers and Kalmia’s offers to purchase a sufficient number of Units to obtain a majority of the outstanding Units. Because the Windy City Offer was for a minority position within the Partnership, Houlihan Lokey applied a minority discount to the consideration to be paid to Limited Partners, lowering the determined range of value for the Units in the Windy City Offer. On the other hand, if any of the Kalmia Offers or Starwood Offers were fully subscribed, Kalmia or Purchaser, respectively, would hold a controlling interest in the Units and accordingly would hold sufficient interest to control certain material decisions to be made by the Limited Partners in accordance with the Partnership Agreement. Because Houlihan Lokey deemed each of the Kalmia Offers and the Starwood Offers to constitute a bid for a controlling interest in the Partnership, Houlihan Lokey could not apply any minority discounts to the value of the Units in the Kalmia Offers and the Starwood Offers, the effect of which increased the determined range of value for the Units. Thus, although the consideration to be received by a participating Limited Partner in connection with the Starwood Offers and the Kalmia Offers is greater than the consideration received by a participating Limited Partner in connection with the Windy City Offer, in the Starwood Opinions and the Kalmia Opinions,

Houlihan Lokey took into account discounts for minority purchases in connection with the Windy City Offer, leading to different conclusions as to the appropriate determined range of value for the Units in the Windy City Offer and the October Starwood Offer and each of the July and October Kalmia Offers.

      (iii) The Offer Price is $10 more per Unit than the $725 price offered by Kalmia in the January Kalmia Offer, $185 more than the $550 offered by Kalmia in each of the October Kalmia Offer and July Kalmia Offer, and is $210 more per Unit than the $525 price offered by Windy City in the Windy City Offer.

      (iv) Limited Partners should note that, pursuant to the Consent Solicitation, Purchaser is seeking Limited Partner consent to the Proposal which would, among other things, render the transfer restrictions contained in Article 11 of the Partnership Agreement, including the restrictions described in paragraphs (xi) and (xiii) below, inapplicable to the transfer of Units in connection with the Offer. If Purchaser receives valid consents from Limited Partners who collectively hold more than 50% of the Units (“Majority Consent”) to approve the Proposal regarding these transfer restrictions, then such restrictions will not limit Purchaser’s ability to acquire Units tendered to it pursuant to the Offer. However, because Purchaser has waived the condition to its Offer that it receive Majority Consent to the Proposal regarding these transfer restrictions, if Purchaser does not receive Majority Consent, then Purchaser may not be able to purchase all the Units tendered to Purchaser in the Offer. If Purchaser is unable to purchase all of the Units tendered in the Offer, the number of Units Purchaser would purchase would be reduced pro rata based on the number of tendered Units.

      In addition, Purchaser has amended its Offer to include the following new conditions:

•	that Purchaser concludes in its reasonable discretion that the Partnership will, either in connection with the completion of the Offer or at a subsequent date or dates, recognize the transfer of Units to Purchaser in connection with the Offer; and

•	that Purchaser concludes in its reasonable discretion that the Partnership will give its written consent to Purchaser’s becoming a substituted limited partner as defined in the Partnership Agreement.

      If these new conditions are not satisfied, then Purchaser may elect not to consummate the Offer, in which case it will not purchase any Units tendered to it pursuant to the Offer.

      (v) Since the Offer and Consent Solicitation are independent of one another, and because Purchaser has eliminated the condition to its Offer that the proposed Amendments shall have been adopted and shall be in full force and effect, it is possible that Purchaser could receive a majority of the Units pursuant to the Offer but not receive the consents necessary for approval of any of the Proposals (including the Merger). Although the General Partner believes that if Purchaser receives a majority of the Units it will also receive the consents it is seeking from the Limited Partners in the Consent Solicitation, the General Partner believes that the possibility that Purchaser will complete the Offer without completing the Consent Solicitation may be seen by Limited Partners as a reason to consent to the Proposals other than on their merit.

      Specifically, if Purchaser completes the Offer without having received the consents necessary for approval of the Proposals, including the Merger, and does not effect the Merger, Purchaser, as the majority holder of the Units, will be able to influence or determine all voting decisions of the Partnership. In particular, Purchaser will have the right under the Partnership Agreement to:

•	amend certain provisions of the Partnership Agreement;

•	approve certain sales, including the sale of the Michigan Avenue and the Hotel Partnership;

•	approve certain borrowings;

•	approve the transfer of the General Partner’s interest;

•	expel the General Partner and elect a new general partner;

•	prevent other Limited Partners from expelling the General Partner and electing a new general partner;

•	prevent other Limited Partners from expelling the Hotel General Partner as the general partner of the Hotel Partnership (which owns the Michigan Avenue) and electing a new general partner; and

•	dissolve the Partnership.

      In addition, if Purchaser acquires a majority of the Units pursuant to the Offer but does not effect the Merger, there may be increased illiquidity of the Units, which would likely have an adverse effect on the market price of the Units. If Purchaser does not acquire a majority of the Units pursuant to the Offer but does acquire a substantial block of the Units, Purchaser may be able to block or make more difficult an acquisition of the Michigan Avenue or the Partnership by a third party.

      Limited Partners should note that although Purchaser’s receipt of requisite Limited Partner consents pursuant to the Consent Solicitation to effect the Merger is no longer a condition to the Offer, Purchaser has nonetheless disclosed that it intends to effect the Merger and to cash out all non-tendering Unitholders to the extent it receives such consents pursuant to the Consent Solicitation. In contrast, Kalmia has not committed to effect a back-end merger to cash out any remaining Limited Partners if Kalmia acquires a majority of the Units pursuant to the January Kalmia Offer.

      (vi) Pursuant to the Partnership Agreement, the Partnership recognizes transfers of Units only on the last business day of a calendar quarter. Purchaser is seeking Majority Consent of the Limited Partners to its Proposal to amend the Partnership Agreement to allow transfers of Units in the Offer to be recognized upon completion of the Offer rather than at the end of a calendar quarter. However, if Purchaser does not receive the requisite consents of the Limited Partners, Purchaser has disclosed that, except as described in the next sentence, if it accepts tendered Units for payment, it will pay for those Units promptly after the expiration of the Offer (subject to the possible pro rata reduction of Units that it can purchase in the Offer). If Purchaser does not receive Majority Consent to the Proposals to render the transfer restrictions inapplicable to the Offer and Purchaser receives the relief it has requested from the staff of the SEC, Purchaser may delay payment for a limited number of Units (not to exceed 10% of the Units) on a pro rata basis until the transfers of those Units are recognized by the Partnership at the end of subsequent quarters.

      (vii) Set forth below is preliminary unaudited limited financial information for the Michigan Avenue for December 2003. This financial information is being provided by the Partnership on a preliminary unaudited basis in order to provide Limited Partners with additional information with which to evaluate the Offer and any other unsolicited tender offers for Units.

	Month Ended
	December 31,

	2003	2002

Total operating revenues (in thousands)	$2,837	$2,918
Revenue per available room	$84.81	$90.05
Average daily rate	$140.60	$145.46
Occupancy	60.3%	61.9%

      The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle but expects that the market will recover over the next few years, although the timing and extent of any such recovery is uncertain. The General Partner believes that the Hotel will not experience significant revenue and income growth in calendar year 2004 due in part to a reduced number of conventions in the Chicago area. Although the hotel real estate market recently has shown signs of improvement, there can be no assurance that this improvement will be sustained. The Partnership may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per Unit cash proceeds a Limited Partner would realize upon a sale of the Michigan Avenue or a future liquidation of the Partnership may not be greater than, and may be substantially less than, the Offer Price.

      (viii) Although the General Partner has not actively marketed the Partnership or the Michigan Avenue during the last two years, the terms of the Starwood Offers, the Kalmia Offers and the Windy City Offer have been reported in the financial section of newspapers with national circulation and in the hotel industry press.

The General Partner believes that because of the press coverage of these tender offers, it is likely that potential buyers of the Michigan Avenue have become aware of the price and other terms upon which the Partnership may be sold if the Offer is consummated. Furthermore, the General Partner believes that potential buyers of the Michigan Avenue are sufficiently sophisticated to understand that they may submit a competing offer for the Partnership. Except as indicated in the next paragraph, the GP Board has not recently received any bona fide indications of interest from any potential buyers of the Michigan Avenue.

      During late-November and early-December 2003 a public real estate investment trust not affiliated with Starwood or the Partnership (the “Public REIT”) orally indicated to Jones Lang LaSalle Hotels (“JLL”), a nationally recognized broker, that it might be interested in an acquisition of the Hotel. The Public REIT conducted a limited amount of due diligence, including reviewing certain information provided by the Partnership and touring the Hotel. After such due diligence the Public REIT informed JLL that it was concerned with the hotel market in Chicago in calendar year 2004 and was not interested in actively pursuing a transaction.

      (ix) As previously disclosed by the Partnership, there is no public market for the Units and it is not anticipated that a public market for the Units will develop. Privately negotiated sales and sales through intermediaries (such as matching services for buyers and sellers of partnership interests) currently are the primary means available to liquidate an investment in the Units. Limited Partners who do not wish to take the risks of changing market and other conditions or who want to liquidate their investment in the Partnership now and make other uses of the proceeds of their investment may want to tender all or a portion of their Units.

      (x) The Units are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means, among other things, that the Partnership is required to file periodic reports with the SEC and comply with the SEC’s proxy rules. Limited Partners should be aware that if, as a result of the Offer, the Units are held by fewer than 300 holders, the Partnership could apply to de-register the Units under the Exchange Act. If the Units were de-registered, the Partnership would no longer be subject to these reporting requirements and proxy rules. Purchaser has indicated in the Offer to Purchase that if the Units are held by fewer than 300 holders as a result of the Offer, they intend to request that the General Partner take steps to suspend the Partnership’s reporting obligations under the Exchange Act.

      (xi) The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely result in the Partnership’s being considered terminated within the meaning of Section 708 of the Internal Revenue Code (the “Code”). The Partnership will generally be deemed terminated under Code Section 708 if 50% or more of the interests in the Partnership’s capital and profits are transferred in any twelve-month period. One consequence of a deemed termination is that the Partnership’s future depreciation deductions with respect to its property will be reduced in certain future taxable periods immediately following the deemed termination with the result that the amount of taxable income that a Limited Partner derives from its Units with respect to such periods will be increased, without a corresponding increase in cash distributions from the Partnership. If the Partnership were deemed terminated at the end of the first calendar quarter of 2004, the Partnership estimates that each existing Limited Partner would report additional income of approximately $17 and $11 per Unit for calendar years 2004 and 2005, respectively.

      Prior to allowing the transfer of any Units in connection with the Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause a Code Section 708 termination of the Partnership. For the nine-month period ended December 31, 2003, transfers aggregating 15,663 Units and comprising approximately 11.55% of the Units had been recognized by the Partnership. Accordingly, and based on the assumptions that the only Unit transfers recognized during the first calendar quarter of this year are Unit transfers pursuant to the Offer and that the transfers recognized through the nine-month period ended December 31, 2003 are transfers constituting sales or exchanges within the meaning of Code Section 708, the General Partner estimates that if more than approximately 52,821 Units, which would comprise approximately 38.95% of the Units, are tendered to Purchaser and recognized by the Partnership as having been transferred as of the end of the first calendar quarter of 2004, then, based on preliminary advice received from the Partnership’s counsel, it appears that such Unit transfers pursuant to the

Offer could likely cause the Partnership to be considered terminated within the meaning of Code Section 708. Thus, if this advice is confirmed, the terms of the Partnership Agreement might prevent Purchaser from being recognized as an assignee or a substituted limited partner as of the end of the first calendar quarter of 2004 with respect to all or some of the Units tendered pursuant to the Offer. Furthermore, the Offer is conditioned upon Purchaser concluding that the Partnership will give its written consent to Purchaser becoming a Substituted Limited Partner.

      The General Partner has the right to suspend transfers if and when the transfer would result in the transfer of 40% or more of the Units when added to the total of all other sales and exchanges of Units within the preceding twelve months. The primary purpose of this provision is to ensure that the Partnership is not deemed terminated for purposes of Code Section 708. The Partnership and the General Partner currently anticipate they will implement the restriction limiting the number of transfers. Thus, the number of Units that will be recognized by the Partnership as having been purchased by Purchaser may be limited if the number of Units tendered to Purchaser would, if recognized in full by the Partnership, otherwise result in a transfer of 40% or more of the units within the last 12 months.

      As discussed in paragraph (iv) above, pursuant to the Consent Solicitation, Purchaser is seeking consents of the Limited Partners to a Proposal which would render each of the foregoing transfer restrictions inapplicable to the Offer. Accordingly, if Purchaser receives the necessary consents to the Proposal in the Consent Solicitation, the foregoing transfer restrictions will not apply to the Offer. However, as Purchaser discloses in the Schedule TO, if Purchaser receives Majority Consent to the Proposals to (i) include the amended definition of “Qualified Tender Offer” and the definition of “Qualified Merger” in the Partnership Agreement and (ii) render the transfer restrictions inapplicable to transfers made in connection with such offers and mergers, but does not receive Majority Consent to the Proposal to approve the Merger and the Merger Agreement and less than a majority of the Units are tendered in the Offer, Purchaser may acquire a number of Units in the Offer in excess of the number that would result in a deemed termination of the Partnership for purposes of Code Section 708 but would not be able to effect the Merger. If Purchaser were to do this, Unitholders who did not tender their Units in the Offer could suffer negative tax consequences.

      Additionally, as discussed in paragraph (iv) above, the Offer is conditioned upon Purchaser’s conclusion in its reasonable discretion that the Partnership will (a) either in connection with the completion of the Offer or at a subsequent date or dates, recognize the transfer of Units to Purchaser in connection with the Offer, and (b) give its written consent to Purchaser’s becoming a Substituted Limited Partner. If these conditions are not satisfied, Purchaser may elect not to purchase any Units tendered to it pursuant to the Offer.

      (xii) Purchaser discloses in the Offer to Purchase that its objectives and motivations in establishing the Offer Price might conflict with interests of Limited Partners in receiving the highest price for their Units. While the Offer Price exceeds the offer prices offered in the Kalmia Offers and the Windy City Offer, this fact alone does not ensure that Limited Partners will receive the fair value of the Units in the Offer. Purchaser also specifies in the Offer to Purchase that based upon recent improvements in the Partnership’s operating results and the cyclical nature of the real estate market and the hospitality industry, the Offer Price could be significantly less than the net proceeds per Unit that Limited Partners could realize from a liquidation of the Partnership following a future sale of the Michigan Avenue. If the Offer is completed, Limited Partners who tender their Units in the Offer will lose the opportunity to participate in any future benefits of ownership of Units, including potential future distributions by the Partnership. Limited Partners who decline to tender Units could also lose these opportunities if the Merger is completed because Purchaser has stated its intention to consummate a back-end merger of the Partnership if it receives a majority of the Units pursuant to the Offer and the requisite Limited Partner consents to the Merger pursuant to the Consent Solicitation.

      (xiii) The Partnership currently believes that it qualifies to be treated as a partnership for Federal income tax purposes. The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. Prior to allowing the transfer of any Units in connection with the Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. Based on preliminary advice received from the Partnership’s counsel, it does not appear that consummation of the Offer is likely to cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. As described paragraph (iv) above, pursuant to the Consent Solicitation, Purchaser is seeking consents of the Limited Partners to a Proposal that would render this transfer restriction inapplicable to the Offer; however, the receipt by Purchaser of Majority Consent to this Proposal is no longer a condition to the Offer.

* * * * *

      Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Offer to Purchase and related documents, as well as the Partnership’s publicly available annual, quarterly and other reports and information and the information contained in or incorporated by reference in this Statement in making their own decision about whether to accept or reject the Offer. Limited Partners should consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Offer before deciding whether to tender Units.

      (c) Intent to Tender. Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to Purchaser any Units that are held of record or beneficially by such person.

Item 9. Exhibits.

Exhibit
No.	Description

(a)(1)(C)	Text of Press Release dated February 4, 2004 issued by the Partnership.
(a)(2)(C)	Letter to Limited Partners dated February 4, 2004.
(e)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated February 4, 2004.
(e)(2)	Summary of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Financial Analysis.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTIN HOTELS LIMITED PARTNERSHIP

By:	WESTIN REALTY CORP.

General Partner

By:	/s/ ALAN M. SCHNAID

Alan M. Schnaid
Vice President

Dated February 4, 2004